Document Control

NO ACT
P.E. 4-9-2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

RECD S.E.C.
APR 9 2007
1086

07054738

April 9, 2007

Act	34 Act
Section	Reg M
Rule	10a-1 101 102 10b-17
Public Availability	4.9.2007

PROCESSED
MAY 30 2007
THOMSON
FINANCIAL

Mr. Benjamin J. Haskin, Esq.
Willkie Farr & Gallagher, LLP
1875 K Street, N.W.
Washington, DC 20006-1238

Re: Class Relief for Fixed Income Exchange-Traded Funds
File No. TP 07- 57

Dear Mr. Haskin:

In your letter dated April 9, 2007, as supplemented by conversations with the staff of the Division of Market Regulation ("Staff"), you request on behalf of persons or entities engaging in transactions in shares of Fixed Income exchange-traded funds ("Shares"), exemptive relief, or no-action or interpretive advice, with respect to Rules 10a-1 and 10b-17 under the Securities Exchange Act of 1934 ("Exchange Act"), Rules 101 and 102 of Regulation M, and Rule 200(g) of Regulation SHO in connection with secondary market transactions in Shares and the creation and redemption of Shares. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, defined terms in this letter have the same meaning as in your April 9, 2007 correspondence.

As you note in your letter, the Securities and Exchange Commission ("Commission") or the Staff has granted relief similar to that requested in your letter with respect to secondary market transactions in Shares and the creation and redemption of Shares in connection with other Fixed Income exchange-traded funds ("Fixed Income ETFs").[1] In addition to having granted individual relief for particular Fixed Income ETFs, the Staff has issued class relief covering certain transactions in other exchange-traded funds and similar products.

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1 Fixed Income ETFs are investment companies registered under the Investment Company Act of 1940 (the "Investment Company Act") either as unit investment trusts or as open-end investment companies and are comprised only of fixed income securities (including convertibles). Like the shares of equity ETFs, Fixed Income ETF shares are traded by both institutional and retail investors on securities exchanges and in the over-the-counter markets at negotiated prices.

Specifically, the Staff has issued relief to equity ETFs and commodity-based investment vehicles.[2]

Response:

The relief granted herein extends to all Fixed Income ETFs that continuously redeem, at net asset value, Creation Unit Aggregations of Shares, where the secondary market price of Shares do not vary substantially from the net asset value of such Shares (which will be based on the value of the Component Securities).[3]

Further, the Fixed Income ETFs must meet the following conditions:

- The Fixed Income ETF shares are issued by an open-end investment company or unit investment trust registered with the Commission under the Investment Company Act;

- The Fixed Income ETF shares are listed and traded on a national securities exchange or on a facility of a national securities association that has obtained approval from the Commission pursuant to Section 19(b) of the Exchange Act of a rule change regarding the listing and trading of Shares on a national securities exchange or on a facility of a national securities association (or that is relying on Rule 19b-4(e) to list and trade Shares);

- The Fixed Income ETF seeks to: (i) provide investment results that correspond to the performance of a particular Underlying Index; (ii) exceed the performance of a particular Underlying Index by a specified

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2 *See* Letter from James A. Brigagliano, Division of Market Regulation, to Stuart M. Strauss, dated October 24, 2006, File No. TP-07-07 for Class Relief for equity-based Exchange Traded Funds. *See also* Letter from Racquel L. Russell, Division of Market Regulation, to George T. Simon, Foley & Lardner LLP, dated June 21, 2006, File No.TP-06-81 for commodity-based investment vehicles. *See also* Letter from James A. Brigagliano, Division of Market Regulation, to Clair P. McGrath, Vice President and Special Counsel, The American Stock Exchange, dated August 17, 2001, File No. TP-00-133 for Exemptive Relief for equity-based Exchange Traded Index Funds. The Commission has also recently provided expanded class relief for ETFs with respect to Section 11(d)(1) of the Exchange Act and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 under the Exchange Act. *See* Letter from Catherine McGuire, Esq., Chief Counsel, Division of Market Regulation, to the Securities Industry Association Derivative Products Committee, dated November 21, 2005.

3 For purposes of our response, "Component Securities" are individual Fixed Income securities that comprise the Fixed Income ETF basket and that are assembled to correspond to the performance of the specified Underlying Index.

multiple; or (iii) to correspond to the inverse of the performance of a particular Underlying Index by a specified multiple;[4]

- The Underlying Index must consist of only Fixed Income Securities;
- The Fixed Income ETF shares must be issued and redeemed in Creation Unit Aggregations of 50,000 shares or such other amount where the value of a creation unit is at least $1 million at the time of issuance; and
- The intra-day proxy value of the Fixed Income ETF per share and the value of the Underlying Index must be publicly disseminated by a major market data vendor during the trading day.

The relief is further subject to the "rule specific" conditions set forth below.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

The Staff hereby confirms the prior interpretations of Regulation M provided by the Commission and the Staff to issuers of Fixed Income ETFs (as discussed more fully below) where:

(i) No Component Security (excluding a Treasury Security) represents more than 30% of the weight of the Fixed Income ETF, and the five highest weighted Component Securities in the Fixed Income ETF do not in the aggregate account for more than 65% of the weight of the Fixed Income ETF;[5] and

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4 A Fixed Income ETF may employ a variety of strategies to achieve its stated investment objectives. In addition, a Fixed Income ETF may require a deposit of only cash or fixed income securities, such as Treasury Securities. Likewise, redemption may be in-kind or investors may receive cash or fixed income securities as set forth in the registration statement.

5 For purposes of our response, whether any one Component Security constitutes more than 25% of the total value of the Fixed Income ETF shall be determined as of the most recent rebalancing of the Fixed Income ETF's reference securities index.

(ii) The Fixed Income ETF (except where the fund consists entirely of exempted securities) must include a minimum of 13 non-affiliated issuers.

However, where the Fixed Income ETF is wholly comprised of non-convertible Fixed Income securities that are rated "investment grade" by at least one nationally recognized statistical rating organization (as that term is used in Rule15c3-1 in one of its generic rating categories that signifies investment grade), conditions (i) and (ii) above shall not apply.

The Staff hereby confirms that Fixed Income ETFs meeting the above requirements will be excepted under paragraph (c)(4) of Rule 101 of Regulation M, which provides an exception for redeemable securities issued by an open-end management investment company, thus permitting persons who may be deemed to be participating in a distribution of Shares to bid for or purchase Shares during their participation in such distribution.[6]

The Staff also confirms the interpretation of Rule 101 of Regulation M that the redemption of Creation Unit Aggregations of Shares and the receipt of Component Securities in exchange therefor by a participant in a distribution of Shares would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period"[7] within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder.

The Staff hereby confirms that Fixed Income ETFs are excepted under paragraph (d)(4) of Rule 102 of Regulation M, thus permitting Fixed Income ETFs to redeem Shares during the continuous offering of the Shares where the Fixed Income ETF meets conditions (i) and (ii) set forth above in the discussion concerning Rule 101 of Regulation M; provided,

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6 We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing Component Securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in "actively-traded securities."

7 17 CFR 242.101

however, that where the Fixed Income ETF is wholly comprised of non-convertible Fixed Income securities that are rated "investment grade" by at least one nationally recognized statistical rating organization (as that term is used in Rule 15c3-1 in one of its generic rating categories that signifies investment grade), conditions (i) and (ii) above shall not apply.

Rule 10a-1

Rule 200 of Regulation SHO defines "short sale" and Rule 10a-1 under the Exchange Act governs short sales generally. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported in the consolidated transaction reporting system, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick," (that is, a price above the price at which the immediately preceding sale was effected), or "zero-plus tick," (that is, at the last sale price if it was higher than the last different price). Rule 10a-1 is designed to prevent the market price of a stock or other "reported security," as defined in Rule 11Aa3-1(a)(4) under the Exchange Act, from being manipulated downward by unrestricted short selling.

Given the composite and derivative nature of Fixed Income ETFs, it would not appear that trading in Shares would be susceptible to the practices that Rule 10a-1 is designed to prevent. Thus, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

The Staff will not recommend to the Commission enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in Shares, subject to the following conditions:

i. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;
ii. Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;
iii. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

iv. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of Rule 10b-17 states that the rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Thus, with respect to a Fixed Income ETF that has been registered under the Investment Company Act as an open-end management investment company or unit investment trust, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to such Fixed Income ETFs with respect to transactions in Shares notwithstanding that the Shares are issued and redeemed in Creation Unit Aggregations.

The foregoing exemptions from Rules 10a-1 and 10b-17, interpretive guidance with respect to Rules 101 and 102 of Regulation M, and no-action position taken under Rule 200(g) of Regulation SHO, are strictly limited to the application of those rules to transactions involving Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1 and 10b-17, interpretive guidance with respect to Rules 101 and 102 of Regulation M, and no-action position taken under Rule 200(g) of Regulation SHO are subject to the condition that such transactions in Shares, any Component Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities. Finally, requests for relief for products not meeting the above criteria will continue to be considered upon request on a case-by-case basis.

These exemptive, interpretive, and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptive, interpretive, and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Associate Director

Attachment

WILLKIE FARR & GALLAGHER LLP

BENJAMIN J. HASKIN
202 303 1124
bhaskin@willkie.com

1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 9, 2007

Mr. James A. Brigagliano
Associate Director, Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Exemptive, Interpretive or No-Action Relief from Rules 10a-1 and 10b-17 under the Securities Exchange Act of 1934, Rules 101 and 102 of Regulation M, and Rule 200(g) of Regulation SHO for Fixed Income Exchange-Traded Funds

Dear Mr. Brigagliano:

The iShares Trust (the "Trust") is an open-end management investment company which was organized as a Delaware business trust on December 16, 1999. The Trust has over 125 individual series that issue and redeem shares at their net asset values ("NAVs") in aggregations of a specified number of shares.

The Trust generally lists exchange-traded fund ("ETF") shares on a national securities exchange (an "Exchange") registered with the Securities and Exchange Commission (the "Commission"). The market prices of ETF shares may vary from their NAVs, and it is not anticipated that any deviation between market price and NAV will be material.

The Trust notes that the creation and issuance by an investment company that invests in Fixed Income Securities (as defined below) of shares or units that individually trade on an Exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company, is no longer novel. The Commission has in the past ten years considered and approved many such proposals related to ETFs that invest in Fixed Income Securities. Some of these fixed income ETFs have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the exchanges on which they trade.[1]

[1] The Commission has previously granted to the American Stock Exchange ("Amex") exemptive and no-action relief under Rules 10a-1, 10b-6, 10b-7, 10b-10, 14e-5 (formerly 10b-13), 10b-17, 11d1-2, 15c1-5, and 15c1-6 under the Exchange Act with respect to the trading of SPDRs and MidCap SPDRsTM; Select Sector SPDRsTM, and The Nasdaq-100 Trust(SM). *See* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James F. Duffy, Senior Vice President and General Counsel, Amex, dated January 22, 1993 (regarding SPDRs);

For these purposes, "Fixed Income Securities" are debt securities that are notes, bonds, debentures or other evidence of indebtedness that include, but are not limited to, U.S. Department of Treasury Securities ("Treasury Securities"), government-sponsored entity securities, municipal securities, trust preferred securities, and supranational and sovereign debt. For the purposes of this request, Fixed Income Securities would additionally include convertible bonds. A convertible bond would be deemed to be a Fixed Income Security until it is converted into its underlying common or preferred stock. Once converted, the equity security may no longer continue to be treated as a Fixed Income Security. (Portfolios of the Trust and other ETFs that invest in Fixed Income Securities are referred to as "Fixed Income ETFs.")[2]

In connection with the secondary market trading of certain shares currently offered by the Trust, the Trust on behalf of itself, the applicable Exchange, and persons or entities engaging in transactions in such shares previously requested that the Commission and its staff (the "Staff") grant the appropriate exemptive, interpretive and no-action relief from Rules 10a-1 and 10b-17 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO, in connection with secondary market transactions in shares of the Trust and the creation or redemption of Creation Unit Aggregations (as defined below in Part II) of shares of the Trust.[3] The class relief requested in this letter is

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letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James F. Duffy, Executive Vice President and General Counsel, Amex, dated April 21, 1995 (regarding MidCap SPDRs); letters dated December 14, 1998 and December 22, 1998, respectively, from Larry E. Bergman, Senior Associate Director, Division of Market Regulation, and James A. Brigagliano; Assistant Director, Division of Market Regulation, to Stuart M. Straus, Gordon, Altman, Butowsky, Weitzen, Shalov (each regarding Select Sector SPDRs); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to James F. Duffy, Executive Vice President and Counsel, Amex, dated March 3, 1999 (regarding Nasdaq 100). The Commission also granted similar exemptive or no-action relief to The CountryBaskets(SM) Index Fund, Inc. with respect to the trading of CountryBaskets(SM), *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Michael Simon, Milbank, Tweed, Hadley & McCloy, dated March 22, 1996, and letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Tuuli-Ann Ristkok, Donovan Leisure Newton & Irvine and Stephen K. West, Sullivan & Cromwell, dated March 22, 1996, and Foreign Fund, Inc. with respect to the trading of World Equity Benchmark SharesTM (now called iShares MSCI), *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Donald R. Crawshaw, Sullivan & Cromwell, dated April 17, 1996, and letter from James A. Brigagliano, Division of Market Regulation to Donald R. Crawshaw, Esq. dated May 10, 2000. The Commission granted to the Amex similar exemptive and no-action relief, including relief under Rule 101 of Regulation M. *See* letter from Larry B. Bergman, Senior Associate Director, Division of Market Regulation, to James F. Duffy, Amex, dated January 9, 1998 (regarding DIAMONDS(SM)) and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath, Esq., dated August 17, 2001. The Commission has also granted similar exemptive and no-action relief to the StreetTracks Series Trust, *see* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Stuart M. Strauss, Esq. dated September 26, 2000, the Vanguard Index Funds with respect to VIPERS, *see* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Kathleen H. Moriarty, Esq., dated May 21, 2001, and the ETF Advisors Trust with respect to the trading of FITRS, *see* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Mary Joan Hoene, Esq. dated November 1, 2002.

[2] A Fixed Income ETF may use "Representative Sampling" to track its underlying index.

[3] *See* Letter from James A. Brigagliano, Division of Market Regulation, to Benjamin J. Haskin, dated December 22, 2006, File No. TP-07-24, for the iShares Lehman Short Treasury Bond Fund, iShares Lehman 3-7 Year Treasury Bond Fund, iShares Lehman 10-20 Year Treasury Bond Fund, iShares Lehman 1-3 Year Credit Bond Fund, iShares

substantially similar to the exemptive, interpretive or no-action relief granted by the Commission and Staff through a series of letters.[4]

Thus, the Trust believes it appropriate that the Commission or its Staff grant class relief for the creation, redemption and secondary transactions in shares of any Fixed Income ETF meeting the conditions set forth in this letter, as it has done for other ETFs, including ETFs investing in equity securities and commodities.[5]

I. Proposed Conditions for Class Relief for Fixed Income ETFs

Accordingly, the Trust now seeks relief from Rules 10a-1 and 10b-17 under the Exchange Act[6] Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO for any Fixed Income ETF meeting the following proposed conditions:

Lehman Intermediate Credit Bond Fund, iShares Lehman Credit Bond Fund, iShares Lehman Intermediate Government/Credit Bond Fund, iShares Lehman Government/Credit Bond Fund and iShares Lehman MBS Fixed-Rate Bond Fund (the "Lehman Bond Fund Letter").

[4] *See* Lehman Bond Fund Letter and Letters from James A. Brigagliano, Division of Market Regulation to: (1) Jack P. Drogin, dated August 4, 2005, File No. TP-05-88, for the iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund; (2) Jack P. Drogin, dated October 8, 2004, File No. TP-04-33, for the FTSE/Xinhua China 25 Index Fund and September 26, 2003, File No. TP-03-118, for the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and iShares Lehman U.S. Aggregate Bond Fund (this letter did not seek relief under Rule 14e-5); (3) W. John McGuire, dated July 25, 2002, File No. TP02-81, for the iShares 1-3 Year Treasury Index Fund, iShares 7-10 Year Treasury Index Fund, iShares 20+ Year Treasury Index Fund, iShares Treasury Index Fund, iShares Government/Credit Index Fund, iShares Lehman Corporate Bond Fund and iShares Goldman Sachs InvesTop Corporate Bond Fund (this letter did not seek relief under Rule 14e-5); (4) Donald R. Crawshaw, dated October 26 2001, File No. TP01-236, for the iShares, Inc. MSCI Index Funds (ACFE, ACW, EMF, EMLA, Europe, Pacific, and Israel); (5) W. John McGuire, dated October 19, 2001, File No. TP02-07, for the iShares S&P Latin America 40 Index Fund and the iShares S&P/Tokyo Stock Price Index ("TOPIX") Index Fund; (6) W. John McGuire, dated August 15, 2001, File No. TP01-160, for the iShares MSCI EAFE Index Fund; (7) W. John McGuire, dated July 10, 2001, File No. TP01-161, for the iShares Goldman Sachs Technology Industry Multimedia Networking, Goldman Sachs Technology Industry Semiconductor, Goldman Sachs Technology Industry Software, Russell Midcap, Russell Midcap Growth, and Russell Midcap Value Index Funds; (8) Liza M. Ray, dated March 13, 2001, File No. TP01-106, for the iShares Goldman Sachs Technology Index Fund; (9) James T. McHale, dated February 1, 2001, File No. TP01-60, for the iShares Cohen & Steers Realty Majors and the Nasdaq Biotechnology Index Funds; (10) Mary Joan Hoene, dated September 5, 2000, File No. TP00-135 and December 1, 2000, File No. TP01-16, respectively for the iShares S&P 100 and S&P Global 100 Index Funds; and (11) Kathleen H. Moriarty, dated May 16, 2000, File No. TP00-39 for 35 iShares Funds.

[5] Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Stuart M. Strauss, Clifford Chance US LLP dated October 24, 2006, with respect to an extension of relief granted in prior letters to exchange-traded funds from Rules 10a-1, 10b-17, and 14e-5 under the Exchange Act, Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO. Letter from Racquel L. Russell, Branch Chief, Division of Market Regulation, to George T. Simon, Foley & Lardner LLP, dated June 21, 2006. *See* Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Clair P. McGrath, Vice President and Special Counsel, The American Stock Exchange, dated August 17, 2001 (re: Exemptive Relief for Exchange-Traded Index Funds).

[6] However, in this case, please note that the Trust is not seeking relief under Rule 14e-5.

1. The shares of the Fixed Income ETF are issued by an open-end investment company or unit investment trust registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act").

2. The shares of the Fixed Income ETF are listed and trade on a national securities exchange or a facility of a national securities association that has obtained approval from the Commission pursuant to Section 19(b) of the Exchange Act of a rule change regarding the listing and trading of the ETF shares on a national securities exchange or on a facility of a national securities association (or that is relying on Rule 19b-4(e) to list and trade the shares of the Fixed Income ETF).

3. Shares of the Fixed Income ETF are to be issued and redeemed in Creation Unit Aggregations of 50,000 shares or such other amount where the value of a Creation Unit Aggregation is at least $1 million at the time of issuance.

4. The Fixed Income ETF seeks to provide investment results that correspond to the performance of a particular underlying index or to exceed the performance of a particular underlying index by a specified multiple or to correspond to the inverse of the performance of a particular underlying index by a specified multiple.

5. The underlying index must consist only of Fixed Income Securities.

6. The intra-day proxy value of the Fixed Income ETF per share and the value of the underlying index must be publicly disseminated by a major market data vendor during the trading day.

In addition, with respect to the relief from Rules 101 and 102 of Regulation M, the following conditions would also apply, except where the underlying index consists entirely of (a) non-convertible Fixed Income Securities that are rated by at least one nationally recognized statistical rating organization, as that term is used in Rule 15c3-1 under the Exchange Act, in one of its generic rating categories that signifies investment grade and/or (b) Treasury Securities:

- No Fixed Income Security represents more than 30% of the weight of the underlying index, and the five highest-weighted Fixed Income Securities in the underlying index do not, in the aggregate, account for more than 65% of the weight of the index;

- An underlying index (excluding one consisting entirely of exempted securities under Section 3(a)(12) of the Exchange Act) must include a minimum of 13 non-affiliated issues.

II. Additional Background

It is currently expected that the Fixed Income ETFs will issue and redeem shares in aggregations of multiple shares known as "Creation Unit Aggregations" and that purchasers of Creation Unit Aggregations will be able to separate the Creation Unit Aggregations into such applicable number of individual shares.

Each Fixed Income ETF will submit an application to list its shares on an Exchange. One or more Exchange member firms will act as designated specialists and maintain a market for the shares that trade on such Exchange. Shares of each Fixed Income ETF are anticipated to trade on the Exchange in a manner similar to the way other exchange-traded funds, such as the other iShares Funds, iShares MSCI, SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs, and Nasdaq-100 Shares, trade on the Exchange.

Shares generally are registered in book-entry form only; the Fixed Income ETFs generally will not issue individual share certificates for shares. The Depository Trust Company ("DTC") or its nominee will be the record or registered owner of all outstanding shares. Beneficial ownership of shares normally will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of shares ("Beneficial Owners") will receive all of the statements, notices, and reports required under the 1940 Act and other applicable laws. They will receive, for example, annual and semi-annual reports, written statements accompanying dividend payments, proxy statements, annual notifications detailing the tax status of distributions, IRS Form 1099 DIVs, etc. Because the Fixed Income ETFs' records reflect ownership of shares by DTC only, the Fixed Income ETFs generally will furnish these statements, notices, and reports to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners.[7]

A. Purchasing Shares

Fixed Income ETFs will normally issue shares in Creation Unit Aggregations and generally in exchange for an in-kind deposit of securities by the purchaser, together with a deposit of a specified cash payment described more fully below. The in-kind deposit will consist of a basket of securities (the "Deposit Securities") selected by the Fixed Income ETF's investment adviser to correspond to the performance of the underlying index.[8] The identities and amounts of the Deposit Securities will be determined by the investment adviser and made publicly available. By requiring that purchase (and redemption) transactions involving shares be in-kind, rather than in cash, a Fixed Income ETF can minimize portfolio turnover, brokerage expenses, and other transaction costs.[9]

Each Fixed Income ETF will offer and sell shares in Creation Unit Aggregations on a continuous basis at the NAV per share next determined after receipt of an order in proper form. The NAV of shares will be determined as of the close of regular trading on the applicable Exchange on

[7] The additional background described in this submission, including the description of the purchase and redemption of shares, is based on our understanding of policies applicable to shares of the Trust. Other Fixed Income ETFs may have alternative policies consistent with Commission exemptive relief.

[8] Fixed Income ETFs may require only the submission of cash or other fixed income securities, such as Treasury Securities, in order to achieve the investment objective of the Fixed Income ETF in relation to the performance of the underlying index.

[9] Notwithstanding the benefits of in-kind transactions, the Fixed Income ETFs may allow a purchaser to substitute cash for some or all of the Deposit Securities.

each day that the Exchange is open (a "Business Day") or through a similar policy as described in the Fixed Income ETF's disclosure documents.

Individual shares of the issuer of a Fixed Income ETFs will be listed on an Exchange and traded in the secondary market in the same manner as other securities. The price of shares trading on an Exchange will be based on a current bid/offer market and may vary from net asset value. Transactions involving the sale of shares on an Exchange – which will be between purchasers and sellers and will not involve a Fixed Income ETF – will be subject to customary brokerage commissions or mark-ups and charges.

The pricing of shares of the Fixed Income ETFs by means of bids and offers on the Exchange in the secondary market is not novel. As noted above, ETF shares generally are listed and traded on an Exchange. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. We believe that Fixed Income ETF shares, including those of the Trust, have generally traded at, or very close to, their respective NAVs since their trading commenced.[10] Like those products, the price at which shares of a Fixed Income ETF trade on an Exchange will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that shares similarly do not trade at a material premium or discount in relation to NAV.

B. Redemption of Shares

Just as Fixed Income ETF shares can be *purchased* from a Fixed Income ETF only in Creation Unit-size aggregations, such shares typically may be *redeemed* only if tendered in Creation Unit-size aggregations (except in the event the Fixed Income ETF is liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made. Except in unusual circumstances, shares generally are redeemed in-kind, together with a small cash payment, as described more fully below.

Creation Unit Aggregations of a Fixed Income ETF are redeemable on any day on which the applicable Exchange is open in exchange for a basket of securities ("Redemption Securities") and/or a cash payment. The Redemption Securities received by a redeeming investor will be those securities announced by the Fixed Income ETF's investment adviser on the Business Day that the request for redemption is received in final form. Where redemptions are in-kind, depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to the Fixed Income ETF a cash amount specified by the investment adviser.

[10] An exception is the experience of the Malaysia (Free) iShares MSCI Index Fund, which announced that it was suspending creations and discouraging redemptions following the imposition of capital controls by the Malaysian government in September 1998. Since the time of that announcement, the Malaysia iShares MSCI have traded on the Amex at substantially wider spreads to NAV than they had prior to the announcement. We note that the pricing of iShares MSCI generally is subject to additional factors not relevant to exchange-traded funds, which are based on underlying indices composed primarily of U.S. securities. These factors include non-overlapping trading hours of domestic and foreign exchanges, currency conversion factors, and local holiday schedules.

Each Fixed Income ETF may make redemptions partly or fully in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fixed Income ETF determines, in its discretion, that such alternative is warranted. For example, this could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.

III. Requests for Relief

A. Rule 10a-1

Rule 200(a) of Regulation SHO defines a "short sale." Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in shares of a Fixed Income ETF is appropriate insofar as shares are derivative securities based on an index of fixed-income securities. Application of Rule 10a-1 to transactions of a Fixed Income ETF's shares would not further the rule's purposes, and exempting such transactions would not be inconsistent with such rule.

A primary purpose of Rule 10a-1 is to prevent the market price of an exchange-traded security from being manipulated downward by unrestricted short selling. The market prices of shares of a Fixed Income ETF will fluctuate in accordance with changes in net asset value and supply and demand on the Exchange. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the component securities of the underlying index trading individually or in the aggregate at any point in time. Any temporary disparities in market value between shares and the relevant component securities would tend to be corrected immediately by arbitrage activity. Moreover, shares in Creation Unit Aggregations or multiples thereof may be redeemed on any Business Day. Under these circumstances, it would appear to be economically futile for short sales in shares to be utilized to depress share prices.

The trading market for shares of a Fixed Income ETF would be adversely affected if Rule 10a-1 operated to prevent dealers or the specialist from making short sales of shares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for shares and contrary to the public interest in liquid, efficient securities markets.

The Trust notes that it is not requesting relief from Rule 10a-1 for secondary market portfolio sales which may be made in connection with redemptions of Fixed Income ETF shares. The short sale rule will apply (or not apply) to such transactions as to any other portfolio trade.

For the reasons set forth above, the Trust requests that the Commission grant an exemption from Rule 10a-1 to permit sales of shares of a Fixed Income ETF without regard to the "tick" requirements of Rule 10a-1.

B. Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO ("Rule 200(g)") provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short-exempt." Rule 200(g)(2) requires that a short sale order must be marked "short-exempt" if the seller is relying on an exception from the uptick requirements of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association. As of January 3, 2005, under Regulation SHO, broker-dealers are generally required to mark "short-exempt" all short sales effected in any class of products, or during certain specified periods of time, that have been granted an exemption from a price test. The Staff has provided no-action relief to the Securities Industry Association (the "200(g) Letter")[11] that, subject to certain conditions, permits broker-dealers to mark short sales as "short" rather than "short exempt" for, among other things, short sales effected in ETFs that had been granted an exemption from a price test at the time of the letter.[12]

The relief granted in the 200(g) Letter is subject to the following conditions:

(i) For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

(ii) Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;

(iii) A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

(iv) The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

The Trust requests that Staff not recommend that the Commission take enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in a Fixed Income ETF in the same manner as those in ETFs listed in Appendix A of the 200(g) request letter so long as the conditions set forth above are satisfied.[13]

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[11] *See* letter from James A. Brigagliano, Assistant Director of the Division of Market Regulation, to Ira Hammerman, General Counsel to the Security Industry Association, dated January 3, 2005, File No. TP-05-11 (granting relief from Regulation SHO with regard to ETFs that had previously been granted an exemption from a price test).

[12] The ETFs to which the relief is applicable are listed in Appendix A to the request letter from SIA and include the other Funds of the Trust. *See id.*

[13] The Trust notes that Commission Staff has recently granted identical no-action relief with regard to Rule 200(g) of Regulation SHO. *See supra* footnote 11.

C. Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities.

We understand that while broker-dealers that: (i) tender Deposit Securities through the distributor in return for Creation Unit Aggregation(s) or (ii) redeem Creation Unit Aggregations generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Fixed Income ETF or the distributor for the sale of Creation Unit Aggregations, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or the Staff grant relief from Rule 101, as discussed below, to permit persons participating in a distribution of shares of a Fixed Income ETF to bid for or purchase, redeem or engage in other secondary market transactions in such Fixed Income ETF shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia,* redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). Each Fixed Income ETF will be registered as an open-end management investment company under the 1940 Act. However, shares of a Fixed Income ETF will not be redeemable except in Creation Unit Aggregations. Due to the redeemability of the shares in Creation Unit Aggregations, there should be little disparity between the shares' market price and their net asset value per share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to Fixed Income ETF shares. Although redemption is subject to the condition of tendering sufficient shares in Creation Unit Aggregations, each Fixed Income ETF otherwise will function as an open-end fund continuously offering its shares or units. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of a Fixed Income ETF as an open-end management investment company and the redeemable nature of the Fixed Income ETF shares in Creation Unit Aggregations, transactions in the shares of a Fixed Income ETF would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Unit Aggregations of shares may be created, and shares in Creation Unit Aggregations may be redeemed in-kind at net asset value, on any Business Day. Holders of Fixed Income ETF shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of shares should not vary substantially from their net asset value. Because of the redeemability of shares in Creation Unit Aggregations, any significant disparity between the market price of Fixed Income ETF shares and net asset value should be eliminated by arbitrage activity. Because the net asset value of Fixed Income ETF shares is based on the market value of a Fixed Income ETF's portfolio, transactions involving Fixed Income ETF shares (creations from and redemptions with a Fixed Income ETF, purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market value of Fixed Income ETF shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of shares of component securities of the Fixed Income ETF ("Fund Securities"): (i) to purchase Fund Securities for the purpose of purchasing Creation Unit Aggregations of shares, and (ii) to tender shares for redemption in Creation Unit Aggregations and to receive Fund Securities as part of the redemption proceeds.

The Trust requests that the Commission clarify that the tender of shares to a Fixed Income ETF for redemption and the receipt of Fund Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Fund Securities. Absent unusual circumstances, a Fixed Income ETF will not purchase Fund Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of shares cannot be expected to affect the market price of the Fund Securities.

In view of the lack of any special financial incentive to create Creation Unit Aggregations of shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of shares to affect significantly iShare pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Fixed Income ETF shares is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities and in their day-to-day ordinary business of buying and selling securities and Fixed Income ETF shares, and thus undermine the potential beneficial market effect of Fixed Income ETF share trading.

D. <u>Rule 102 of Regulation M</u>

The Trust also requests that the Commission confirm that, as a result of registration of a Fixed Income ETF as an open-end management investment company and the redeemable nature of shares in Creation Unit Aggregations, for the reasons previously stated under the request with respect for relief under Rule 101(c)(4), transactions in shares of a Fixed Income ETF would be excepted under paragraph (d)(4) of Rule 102. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in a Fixed Income ETF's shares are not expected to manipulate the market price of a Fund Security during a distribution of such security. The Fixed Income ETF will redeem the Creation Unit Aggregations of shares at the NAV of its shares. Although shares are traded on the secondary market, shares may only be redeemed in Creation Unit Aggregations. Thus, the Trust believes that the redemption of shares at NAV in consideration principally for Fund Securities does not involve the abuses that Rule 102 was intended to prevent.

E. Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions *(e.g.,* dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c), however, states that the rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that Fixed Income ETF shares must be redeemed in Creation Unit-size aggregations, shares of a Fixed Income ETF are redeemable securities issued by open-end investment companies. Therefore, the exemption under paragraph (c) of Rule 10b-17 should be applicable to a Fixed Income ETF.

IV. Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Staff have taken in similar circumstances. Should you have any questions please call the undersigned at (202) 303-1124.

Sincerely,

Benjamin J. Haskin

cc: Racquel Russell, Branch Chief, Division of Market Regulation, Securities and Exchange Commission
Elizabeth Sandoe, Division of Market Regulation, Securities and Exchange Commission
Deepa Damre, Barclays Global Investors

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